1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

June 18, 2024

Christopher R. Bellacicco
Attorney-Adviser
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Kennedy Lewis Capital Company (the “Company”) Registration Statement on Form N-2 File No: 333-272926

Dear Mr. Bellacicco:

We are writing in response to accounting comments provided via telephone on June 10, 2024 relating to the Company’s third amended registration statement on Form N-2 that was filed with the Securities and Exchange Commission (“SEC”) on May 29, 2024 (the “Amended Registration Statement”). The Company has considered these comments and has authorized us to make the responses discussed below on its behalf. All capitalized terms not otherwise defined herein shall have the meaning given to them in the Amended Registration Statement unless otherwise indicated.

On behalf of the Company, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Legal Comments

Comment 1. The staff refers the Company to Comment 1(b) of the Company’s response letter filed with the SEC on May 29, 2024. Please confirm that to the extent that the Company forms a wholly owned or primarily controlled subsidiary advised by an investment adviser other than the Company’s Advisor that the Company will file any such investment advisory agreement between the Company and such other investment adviser as an exhibit to the Amended Registration Statement.

Response 1. The Company respectfully acknowledges the staff’s comment and supplementally confirms that to the extent the Company forms any wholly owned or primarily controlled subsidiary advised by an investment adviser other than the Company’s Advisor that the Company will file any such investment advisory agreement between the Company and such other investment adviser as an exhibit to the Amended Registration Statement.

Part C

Comment 2. The staff notes that undertakings 34.4, 34.6 and 34.7 appear to be missing from the Amended Registration Statement. Please include such undertakings or explain why they are not required.

Response 2. The Company respectfully acknowledges the staff’s comment and has revised the Amended Registration Statement to include undertakings 34.4, 34.6 and 34.7.

Accounting Comments

Page 18 – Fees and Expenses

Comment 3. The staff notes that incentive fees of 0.76% are included in the revised fee table. However, the total annual expenses do not appear to reflect the addition of such incentive fees. Please ensure that the fee table is accurate.

Response 3. The Company respectfully acknowledges the staff’s comment and has revised the above-referenced disclosure accordingly.

Page 19 – Expense Examples

Comment 4. The staff continues to calculate different amounts for the examples comprised solely of investment income. Please review and revise accordingly.

Response 4. The Company respectfully acknowledges the staff’s comment and has revised the above-referenced disclosure accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

cc:	James Didden, Kennedy Lewis Capital Company Rachel Presa, Kennedy Lewis Capital Company
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